UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AERIES TECHNOLOGY, INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0136H102
(CUSIP Number)

Bhisham Khare
c/o Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square, Singapore
(919) 228-6404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0136H102

1	NAME OF REPORTING PERSON Bhisham Khare
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,173,728(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,173,728(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%
14	TYPE OF REPORTING PERSON IN

1

Includes (i) the right to acquire up to 1,702,368 Class A ordinary shares (the “Class A Ordinary Shares”) of Aeries Technology, Inc. (the “Issuer”) pursuant to that certain Exchange Agreement (see Item 6), of which 851,184 Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights by the Aeries Employee Stock Option Trust (“ESOP Trust”), for which the reporting person is a beneficiary, and assumes distribution of the underlying shares by the ESOP Trust to the reporting person prior to an exchange for Class A Ordinary Shares, and (ii) vested restricted stock units to receive 2,471,360 Class A Ordinary Shares to be settled in a number of substantially equal monthly installments between August 15, 2024 and March 15, 2025.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Bhisham (Ajay) Khare (“Mr. Khare” or the “Reporting Person”).

(b) The principal business address of Mr. Khare is 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore.

(c) Mr. Khare’s principal occupation is the Chief Revenue Officer and Chief Operating Officer – U.S. of the Issuer.

(d) – (e) During the last five years, the Reporting Person has not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khare is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As further described in Item 6, Mr. Khare has a right under an exchange agreement with the Issuer to exchange up to 100% of his 118,220 Class A ordinary shares (“ATG Shares”) of Aeries Technology Group Business Accelerators Private Limited (“ATG”) for 14.40 Class A Ordinary Shares per ATG Share on and after April 1, 2024, subject to certain exercise conditions. On March 26, 2024, the Issuer determined that such exercise conditions had been met. As such, Mr. Khare is deemed to have beneficial ownership of 1,701,941 Class A Ordinary Shares. 850,971 of such Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights under such exchange agreement with respect to the 59,110 ATG Shares held by the Aeries Employee Stock Option Trust (“ESOP Trust”), for which the reporting person is a beneficiary. This Schedule 13D assumes distribution of such ATG Shares by the ESOP Trust to the Reporting Person prior to an exchange for Class A Ordinary Shares. The Class A Ordinary Shares are entitled to one vote per share.

Additionally, on May 22, 2024, the Issuer’s Compensation Committee of the Board of Directors approved the grant of 2,471,360 restricted stock units which will be vested on the grant date and settled in a number of substantially equal monthly installments between August 15, 2024 and March 15, 2025 to Mr. Khare, in connection with his services to the Issuer and its subsidiaries.

Except as described in this Item 3, the Reporting Person did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as disclosed herein, the Reporting Person has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person may, from time to time, engage in discussions, whether initiated by the Reporting Person or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Person may review and evaluate his investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Person regarding or related to the matters described herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Calculation of the percentage of beneficial ownership is based on a total of 38,951,036 shares of the Issuer’s Class A Ordinary Shares outstanding as of the date of this report, based on information provided by the Issuer. The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Schedule 13D, all of which are incorporated herein by reference.

(c) Except as described in Item 6, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Exchange Agreement

Concurrently with the closing of the Business Combination Agreement, dated as of March 11, 2023, as amended, by and among the Issuer (f/k/a Worldwide Webb Acquisition Corp), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly owned subsidiary of WWAC, and Aark Singapore Pte. Ltd., a Singapore private company, Mr. Khare entered into an Exchange Agreement with the Issuer and ATG (as amended, the “Exchange Agreement”). Pursuant to the Exchange Agreement, subject to the satisfaction of the exercise conditions specified therein:

●	the Issuer has the right to acquire from Mr. Khare the ATG Shares held by the Reporting Person (the “Exchanged Shares”) in exchange for the delivery of the Stock Exchange Payment (as defined below) or, at the election of the Issuer, the Cash Exchange Payment (as defined below).

●	Mr. Khare has the right to exchange Exchanged Shares for the delivery of the Stock Exchange Payment or, at the election of Mr. Khare, the Cash Exchange Payment.

●	the Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India (if such approval is required) is not obtained for a Stock Exchange Payment and provided the Issuer has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Issuer or any of its subsidiaries.

●	“Stock Exchange Payment” means a number of Class A Ordinary Shares equal to the product of the number of Exchanged Shares multiplied by the applicable Exchange Rate (as defined below).

●	“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate is 14.40, subject to adjustment.

●	“Cash Exchange Payment” means an amount of cash equal to the number of Class A Ordinary Shares included in a Stock Exchange Payment multiplied by the volume-weighted average price of the Class A Ordinary Shares for the five consecutive trading days immediately preceding the date that is two (2) business days after the reporting person delivers notice of the exercise of the exchange right.

On March 26, 2024, the Issuer determined that the exercise conditions with respect to Mr. Khare had been satisfied. Mr. Khare holds 59,110 ATG Shares and has the right under the Exchange Agreement to exchange (x) prior to April 1, 2024, up to 20% of the ATG Shares, and (y) from and after April 1, 2024, 100% of the ATG Shares.

An additional 851,184 Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights pursuant to the Exchange Agreement with respect to 59,110 ATG Shares held by the ESOP Trust, for which the reporting person is a beneficiary. This Schedule 13D assumes distribution of such ATG Shares by the ESOP Trust to the reporting person prior to an exchange for Class A Ordinary Shares.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement which is filed as Exhibit 99.1 to the Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description
99.1	Exchange Agreement by and among Aeries Technology, Inc., Aeries Technology Group Business Accelerators Private Limited and certain security holders named therein (incorporated herein by reference to Exhibit 10.25 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

By:	/s/ Bhisham Khare
Name:	Bhisham Khare